UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934 (Amendment No. 1)

ZI CORPORATION
(Name of Subject Company)

ZI CORPORATION
(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

988918108
(CUSIP Number of Class of Securities)

Blair Mullin, Chief Financial Officer
Zi Corporation
2100, 840 – 7th Avenue S.W.
Calgary, AB, Canada T2P 3G2
(403) 233-8875

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas M. Rose	Don Leitch
Troutman Sanders LLP	Carscallen Leitch LLP
401 9th Street, NW, Suite 1000	1500, 407 – 2nd Street S.W.
Washington, DC 200004	Calgary, AB, Canada T2P 2Y3

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed by Zi Corporation on December 11, 2008. Except as otherwise noted, the information set forth in the original Statement remains unchanged.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(g)(1)	Call Centre Script. (Filed herewith.)

(g)(2)	Synopsis of Zi Corporation Rejection of the Nuance Communications, Inc. offer to purchase for cash all of the issued and outstanding Zi Corporation common shares. (Filed herewith.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2008	/s/ Blair Mullin
Blair Mullin
Chief Financial Officer